February 1, 2005

MAIL STOP 0511

Mr. Charles D. Newman, CEO
Sonoma College, Inc.
1304 South Pointe Blvd., Suite 280
Petaluma, CA 94954

Re:	Sonoma College, Inc.
File No. 333-120671
Registration Statement on Form SB-2
      Filed Nov. 11, 2004; Amend. 1 filed Dec. 27, 2004

Dear Mr. Newman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that there is currently no market for your common shares.
Given this, please revise your cover page to provide that selling security holders will sell the common stock at a fixed price, which is quantified in your prospectus, until you`re the shares are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices. See Item
16 of Schedule A to the Securities Act of 1933.

2. We note that the company commenced a private placement of its securities in reliance on Regulation D commencing in April 2004. It does not appear that the company filed a Form D in connection with this offering. Please file the required Form D for the offering. Additionally, provide us with a copy of the Form D that was filed. We may have further comment.

3. You refer to Sonoma College, Inc. as the "Company" in your prospectus. The term "Company" is a vague and abstract term. Use your actual company name, a shortened version of it, or the pronoun
"we" or "us" throughout your document to refer to your company.


Cover Page

4. We note that the cross reference to the risk factors and the legend required by Item 501(a)(7) following the cross-reference to the risk factors section on the cover page are in all capital letters. All capital letters impede the readability of the disclosure. Instead of all capital letters, use bold face type or italics to highlight the information.

5. Please revise to delete your statement that you anticipate your common stock will trade on the OTC Bulletin Board. You may address this information in a later part of your prospectus.

6. We note your cross-reference to the "Plan of Distribution" section. Revise the registration statement to delete the use of cross-references from the forepart of the prospectus except for the cross-reference to the risk factors on the cover page.

Outside Back Cover Page of Prospectus

7. Please remove the statement "[t]he information contained in this prospectus is correct only as of the date of this prospectus."

8. Please include the date of the dealer prospectus delivery obligation. See Item 502(b) of Regulation S-B.


Summary

9. We note that your introductory paragraph in this section is in all capital letters. All capital letters impede the readability of the disclosure. Instead of all capital letters, use bold face type or italics to highlight the information. Revise throughout the prospectus as necessary. Specifically revise the risk factor subheadings.

10. We note that the company recently had a net loss for its fiscal year end of 2004. Please provide a balanced presentation at the beginning of the summary that includes this information.

11. Please include a summary financial table.



Risk Factors

12. Please avoid the generic conclusion you reach in most of your risk factor subheadings and narratives that the risk will adversely affect your business or may harm or hurt your business. Instead, replace this language with specific disclosure of how your business and operations would be affected.

13. We note that the narrative in risk factor one and other risk factors is long and technical. Some of the information could be discussed in other parts of the prospectus, such as the business section. Please revise risk factor one and other similar risk factors accordingly.

14. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Some of your risk factors seem to fit into this category and you should revise to cite a particular risk, or remove them. Each factor must also explain how it applies to your company or your offering. For example, please see risk factors 11, 16, 17, 19, 21,
22, 23, 24, 25 and 26.

15. Please revise the last risk factor so that the risk factor subheading is the same risk discussed in the narrative. It is unclear from your risk factor narrative how being quoted on the over-the-counter electronic bulletin board may cause difficulty in trading of the common stock.

16. Please include a risk factor regarding the company`s net losses from operations. See Item 503(c)(1) of Regulation S-B.

17. Please include a risk factor regarding the lack of a market for your common stock. See Item 503(c)(1) of Regulation S-B.

18. The risk factor subheadings should state the material risk in a clear and concise manner. In this regard, the subheadings should disclose the consequences to the investor or to Sonoma College, should the risk materialize. Please revise your risk factor subheadings accordingly, as applicable.

19. Please revise to eliminate parenthetical phrases throughout your document. If the information in the parenthetical phrase is important enough to be included in the disclosure, revise the sentence or include the information in its own sentence.

20. We note your use of an imbedded list in the risk factors section.
Revise the prospectus to delete the use of all imbedded lists. Rather than include these lists in paragraph form, break them out into bullet points, with one bullet point for each item listed.


Forward-Looking Statements

21. Please remove the word "will" from the paragraph identifying forward-looking statements.


Selling Security Holders

22. We note the statement in the first paragraph that "[t]herefore, no estimate can be given as to the number of shares of common stock that will be sold pursuant to this prospectus or the number of shares that will be owned by the selling shareholders upon termination of the offering made hereby." This statement appears to conflict with the required information pursuant to Item 507 of Regulation S-B. Please advise or revise.

23. For each selling stockholder that is listed as a company or entity, please provide the name(s) of the natural persons with voting or dispositive control over such company or entity.

24. Please revise the selling shareholders table to list the selling shareholders in alphabetical order.


Legal Proceedings

25. We note the statement that "[w]e are not currently a party to any material legal action except those described below." No legal actions are described below. Please revise.


Directors, Executive Officers, Promoters and Control Persons

26. For each officer and director, please describe all employment during the past five years. See Item 401(a)(4) of Regulation S-B. In the description, please include the name and business of the person`s employer, beginning and ending dates of employment, and the positions held.

27. Please state whether each officer is working full-time or part-time for the company. If an officer is not working full-time for Sonoma College, please provide the number of hours such officer will spend per week working for the company. If the officer is currently employed with other companies, please state whether the person is full-time or part-time with such other companies.

28. Give the person`s term of office as a director.  See Item
401(a)(3) of Regulation S-B.

29. Indicate the principal business conducted by Intellesale, Victory
Technology, and Longacres Management, LLC.


Interests of Named Experts and Counsel

30. Please advise supplementally whether Myron W. Landin is affiliated with the pubic accounting firm that audited the company`s financial statements. If yes, please include the disclosure required under this section.


Interests of Named Experts and Counsel

31. We note your statement that "no ... counsel ... whose services were used in the preparation of this Form SB-2 was hired on a contingent basis or will receive a direct or indirect interest in the company." We note that Cohen & Czarnik LLP holds 104,167 shares of the company`s common stock. Please revise to provide the disclosure required by Item 509 of Regulation S-B or advise us why the disclosure is not required. We may have further comment.


Description of Business
Industry Background

32. Under the subheadings, Improved Financial Prospects for
Person`s
With Post-Secondary Education and Budget Limitations, we note that parts of these subsections appear promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. Please provide reasonable support for the promotional statement in the prospectus.
If a reasonable basis cannot be provided, the statements should be removed.

33. Throughout the document you make use of unnecessary defined terms. Rule 421 (b) requires you to avoid using defined terms as the primary means of communication. It is distracting to define terms that are commonly understood or can be simply explained by use in their context. Please revise to avoid frequent reliance on defined terms in your document.

34. Revise you business section to address the company`s acquisition of MW Asia Inc. Also address the financial consulting services agreement in an appropriate business section.


Our Business

35. For a better understanding of the college, it may be helpful to breakout the student population as to general degrees or areas of study and campuses.

36. Under the subheading Allied Health program, we note the promotional statements such as "one of the fastest growing technical medical fields" and "all of our allied health programs are highly regarding in the medical and business communities in which they are offered." Please provide reasonable support for the promotional statements and clearly label as the opinion of management or remove.



37. Please explain the term "linear semester format."


Strategy

38. Please provide the reasonable basis for the statement "the expected increased demand for allied health and homeland security curriculum."

39. In referring to the student/faculty ratios, it may be helpful to include the college`s student/faculty ratios.


Consortium Agreements, Branching, and Acquisitions

40. Please describe in more detail the college`s consortium agreement affiliations.

41. Please provide the reasonable basis for the statement referring to "the fragmentation of the post-secondary education."

42. Please explain the statement "whereby the residential classes are conducted in conjunction with other academic affiliates."


Magnetic Resonance Imaging (MRI) Program

43. Please provide the reasonable basis for the statements "MRI technology is considered a `cutting edge` modality" and "MRI technology is a respected tool of the medical community and MRI technologies with a thorough education background are in high demand."


Homeland Security Programs

44. We note that some of the information in this subsection repeats information in previous subsections. Please revise to remove repetitive information.


Massage Therapy Programs

45. The information in the first paragraph is generally promotional.
Please provide the reasonable basis for the statements or remove such statements.

46. We note the statements that "we use highly skilled instructors with extensive industry experience who . . . ensure that our students receive the skills and knowledge that will be required by employers.
This helps ensure that our graduates will be marketable to employers." Please provide the reasonable basis for the statements and clearly label as the opinion of management.


Medical Office Administration Programs

47. Please provide the reasonable basis for the statement that "there is an ongoing demand for trained medical office administrators and coders."

48. Please clearly label as the opinion of management and provide the reasonable basis for the statements "we use highly skilled instructors with extensive industry experience who . . . ensure that our students receive the skills and knowledge that will be required by employers. This helps ensure that our graduates will be marketable to employers."

Recruitment

49. We note the statement "we recruit students by admissions representatives at on-campus admissions offices." Please describe the campuses.


Competition

50. Please describe the company`s position in the industry as required by Item 101(b)(4) of Regulation S-B.


Tuition Fees

51. We note the statement that "our students must purchase textbooks and supplies as part of their educational program in addition to paying a student activity fee as well." Please explain whether the school receives fees from the purchase of textbooks and supplies.
Also, describe the student activity fee.


Intellectual Property

52. Please describe the "other contractual arrangements."


Administration and Employees

53. Please include the number of full-time employees.  Please see
Item 101(b)(12) of Regulation S-B.



54. Please describe whether the number of employees in this section excludes faculty members.


Faculty

55. We note your statement that "there were over 6 full-time faculty
members...."  Please indicate the number of full-time faculty members.


Management`s Discussion and Analysis and Plan of Operations

Results of Operations Three Months Ended September 30, 2004 as
Compared to Three Months Ended September 20, 2004
Revenues

56. Please include an analysis that explains the decrease in revenues.


Operating Expenses:
Instructional Costs

57. Please describe in more detail the non-personnel related instruction costs, including the consulting fee.

Sales and Marketing

58. Please describe the expenses associated with pursuing opportunities on a national level.


Net Loss

59. Please compare the amounts of net loss for the periods.
Please
describe in detail the reasons for the increase in the net loss for the period and in relation to applicable revenues and expenses for the periods.



Year Ended June 30, 2004 As Compared to Year Ended June 30, 2003
Revenues

60. Please include the amount of Program revenue (also include as a percentage of revenue), explain what it is in more detail and analyze the effect on revenue in terminating the Program revenue.


Operating Expenses:
Instructional Cost

61. We note the statement "[t]he decline in tuition and fee income earned was more than offset by an increase in program revenue."
Please include an analysis or refer to the analysis that discusses the loss of program revenue.


Sales and Marketing

62. Please describe whether the company will continue the same efforts in the near term.

63. Please describe the expense associated with pursuing opportunities on a national level.


General and Administrative

64. Please include and analyze the leasing costs for the periods.

65. Please describe in the prospectus and in detail the acquisition of MW Asia, Inc. This could be further explained at the beginning of the description of business section. Please disclose the principal terms of the merger, name the parties negotiating the merger, name any third parties that were involved in the merger and the compensation paid to them, and disclose the effects of the merger on the management and control persons of Sonoma College Acquisition, Inc. and MW Asia, Inc. Disclose any relationship between Sonoma College Acquisition, its officers, directors and affiliates and MW Asia prior to the merger. Also, disclose whether finders` fees or consulting agreements were provided as part of the merger. Please file all agreements relating to the merger as exhibits.
      Also describe the business of MW Asia, Inc. in the business section.

66. Please revise to indicate the anticipated increase in occupancy costs in 2005 with the full year of expanded facilities in San
Francisco.


Net Loss:

67. Please compare the amounts of net loss for the periods.
Please
describe in detail the reasons for the increase in the net loss for the period and in relation to applicable revenues and expenses for the periods.





Liquidity and Capital Resources as of June 30, 2004

68. Please explain in more detail the effect upon liquidity in terminating the Program Revenue.

69. We note the references to notes in the financial statements.
Please do not refer to such notes but rather provide such explanations in the body of the prospectus.

70. Please discuss whether the company will have to raise capital in the next 12 months or describe other sources in which the company expects to rely upon to meet its cash requirements.

71. Revise to clarify the duration of your private placement that was conducted beginning in April 2004.

72. Expand the liquidity section to discuss material cash flows from operating, investing and financing activities using information from the statement of cash flows for all periods.

Other

73. Please revise to include a critical accounting policies section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. Please refer to the Commission`s guidance concerning Critical Accounting Estimates and revise Management`s Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.


Reports to Securities Holders

74. We note that you will file reports pursuant to Section 15(d) under the Securities Exchange Act of 1934. Please revise your disclosure regarding the filing of proxy and information statements as appropriate.


Certain Relationships and Related Transactions

75. In regard to the Assignment of Rights and Exclusive License and
Assumption of Obligations and Sale of Certain Assets, please describe the transaction in more detail and disclose the amount of John Stalcup`s interest in the transaction. See Item 404(a) of Regulation
S-B. Please discuss the principal terms of the agreement in the description of business section.

76. Please note that the information regarding John Stalcup`s employment agreement repeats information in the Executive Compensation section. Please remove the repetitive information from the Certain Relationship and Related Transaction section.

77. In regard to the agreements entered into with the Higher Education Services, Inc., please describe the transactions in more detail and give the name of the person, the relationship to the company, nature of the person`s interest in the transactions and the amount of such interest. Please See Item 404(a) of Regulation S-B.
Please file the agreements as exhibits.


Market for Common Equity and Related Shareholder Matters

78. Please disclose the information required by Item 201(a)(2) of Regulation S-B.



Executive Compensation

79. We note the disclosure regarding the transactions with Technology
Exchange, Inc., a company owned by the chief operating officer.
Please describe these transactions under the Certain Relationships and Related Transactions section as pursuant to Item 404(a) of Regulation S-B.


Determination of Offering Price

80. Please include the information required by Item 505 of Regulation
S-B.


Financial Statements

Financial Statements for the years ended June 30, 2004 and 2003
Note 2 - Summary of Significant Accounting Policies

81. Please expand the discussion of revenue recognition policies to disclose the treatment of revenue earned under the company`s consortium agreements, including whether revenue under the agreements is reported gross or net of amounts paid to or retained by other companies. Refer to EITF 99-19. Clarify the treatment for classes held on both the company`s campus and the campuses of other companies.

82. Please revise to clarify the phrase, "allied health filled."

Note 7 - Stockholders` Equity:  Purchase of MW Asia, Inc.

83. With regards to the acquisition of MW Asia, Inc. please revise to provide financial statements and other information prescribed by Items 310(c) and (d) of Regulation S-B or explain to us why such information is not required.

84. Explain to us supplementally the accounting treatment for the purchase of MW Asia and refer to the specific accounting guidance that supports such treatment. Explain the treatment of the operations of the subsidiary in the financial statements, including any minority interest. Also, Note 7 states the company acquired 4,250,000 of MW Asia stock for $15,000. However, we do not see this transaction reported on the statement of cash flows. Revise to provide the disclosures required by paragraph 58 of SFAS 141. The impact of the acquisition should also be discussed in Management`s Discussion and Analysis and elsewhere in the registration statement as appropriate.

85. Please consider filing a copy of the Stock Purchase Agreement and the Agreement and Plan of Merger with MW Asia as an exhibit to the amendment of this filing.
Financial Statements for the three months ended September 30, 2004

86. Please revise the financial statements and footnotes as necessary to address our applicable comments above.
General Comments

87. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

88. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.



Part II
Other Expenses of Issuance and Distribution

89. Please include the amounts.


Recent Sales of Unregistered Securities

90. For each of the transactions please identify the persons or class of persons to whom the company sold the securities. Also, please disclose the specific section of the Securities Act or rule of the Commission under which the company claimed exemption from registration and facts relied upon to make the exemption available.
See Item 701 of Regulation S-B.

91. We note the statement that "certain of its [MW Asia, Inc.]
securities were publicly traded." Please explain this disclosure in the business section.

92. We note that your disclosure in the Liquidity section indicates that the common stock issued from April 12, 2004 through August 5, 2004 was issued for $785,000. Please revise as appropriate.


93. We note that on December 15, 2004 the company agreed to issue
156,250 shares to a consultant in exchange for financial and accounting services. Revise to provide the disclosure required by
Item 701 of Regulation S-B regarding this transaction.


Undertakings

94. Please include the undertakings required under Item 512 of Regulation S-B.


Exhibits

Legality Opinion

95. Revise your legality opinion to indicate that opinion opines upon
California law including the California Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

96. We note the statement that counsel is licensed to practice law in
New York and the statement that counsel is not licensed in any other state. Please note that counsel may not qualify the opinion as to jurisdiction.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 824-5696 or Terence
O`Brien at (202) 942-2999 if you have questions regarding comments on the financial statements and related matters. Please contact
Thomas Kluck at (202) 824-5262 or me at (202) 942-2999 with any other questions.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Richard I. Anslow
	Fax (732) 577-1188
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Sonoma College, Inc.
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